
QUENCH ★ YOUR
BIG D NRG
WOKE ZERO
QUENCH ★ YOUR
BIG D NRG
MADE IN THE U.S.A
TEARS
DELICATELY SWEET TEA

bigdenergydrink.com Sheridan, WY Food & Beverage Ecommerce Retail

BIG D ENERGY DRINK

The Meme that became a Movement

Highlights

1. Produced 144,000 cans across two launch SKUs: Woke Zero and Liberal Tears.
2. Activated across 35,000+ miles, 23 states and 180+ cities.
3. Generated 2.2M+ documented TikTok Shop impressions.
4. Appear weekly on Amazon TV and Roku as series sponsor of Must See Racing.
5. Amazon sales are active; preparing TikTok Shop fulfillment to move to Indiana.

6. Both current SKUs contain 90mg caffeine from green tea extract and no artificial flavors.
7. Next planned US SKUs: Karen's Rage, We The People and Li'l D, subject to funding.
8. Proposed Post-Money SAFE: $7.5M valuation cap and $124K first-round ceiling.

Team



Adam Chatterton Founder & CEO

Built Big D from concept to 144,000 cans produced, leading founder-driven activation across 35,000+ miles, 23 states and 180 cities, while directing product development, ecommerce, partnerships, fundraising, and the company's planned move to Indiana.

bigdenergydrink.com



Reid Anderson Co-Founder & Strategic Partner SPV Voting Proxy

Early investor and active co-founder supporting capital strategy, contracts, wholesale opportunities and commercial growth. Reid brings prior business-building and management experience to Big D's next operating phase.

Memo

BIG D DIDN'T START IN A BOARDROOM

It started with a satirical concept can posted on Christmas Day 2023—and enough people paying attention to make ignoring it a stupid idea.

So we raised a few thousand dollars, developed two real products and put Big D into commercial production.

That was the first test: could the joke become a drink?

It did.

The next test was harder: could the drink become a brand?

That meant getting out from behind the screen, putting cans into people's hands and finding out whether Big D worked in the real world. We took it across America, into events, stores, racetracks and conversations with consumers, retailers, distributors and potential partners.

The headline numbers are already on this page. The lesson behind them matters more:

Big D gets attention.

Our job now is to turn more of that attention into orders, repeat customers and distribution.

LOUD ON THE OUTSIDE. CLEAN ON THE INSIDE.

Anyone can print a joke on a can.

The opportunity only becomes real if the product inside can stand behind it.

That is why Big D combines unapologetic branding with deliberately straightforward products: American-made energy drinks with minimal ingredients, natural flavors, caffeine from green tea and no added colors or preservatives.

The branding gets people looking.

The drink has to give them a reason to come back.

THE MODEL IS SIMPLE

- CONTENT CREATES ATTENTION.
- DIRECT-TO-CONSUMER CHANNELS CONVERT IT.
- RACING AND EVENTS PUT CANS INTO HANDS.
- RACETRACKS, CHAINS AND DISTRIBUTORS PUT BIG D WHERE PEOPLE ALREADY BUY.

Big D is built to operate across those channels together—not depend entirely on one retailer, one platform or one route to market.

Amazon provides an established marketplace. TikTok Shop and Big D's own

Amazon provides an established marketplace. TikTok Shop and Big D's own website create direct consumer relationships. Racing and field activations generate content, sampling and wholesale conversations. Racetracks provide an opening route into physical sales, while chains and distributor partnerships provide the path to larger scale.

Each part should make the others stronger.

THE NEXT GEAR IS INDIANAPOLIS

Sheridan, Wyoming remains Big D's corporate headquarters.

Indianapolis is intended to become the company's operating hub—bringing fulfillment, content, racing activation and distribution development into one place.

The move is designed to:

- Bring fulfillment in-house and improve control over every order.
- Reduce estimated fulfillment cost from approximately $15 per order to a working target of approximately $2 under the planned in-house model.
- Place Big D closer to its racing partnerships and the racetracks that have expressed wholesale interest.
- Support direct racetrack sales alongside larger chain and distributor relationships.
- Create a centralized studio capable of producing consistent Big D content.

This is not simply a warehouse move.

It is an opportunity to reduce the middleman, improve margin and build the operating foundation behind the brand.

THE FIRST TWO PROVED THE IDEA

Liberal Tears and Woke Zero started Big D.

Karen's Rage, We The People and Li'l D show where the product platform can go next.

The product concepts and can designs have been developed, but these remain planned products. Formulation, regulatory work, supplier arrangements and

planned products. Formulation, regulatory work, supplier arrangements and commercial production are still subject to funding and successful execution.

This initial round may allow Big D to begin that development work. It does not guarantee that all three products will reach commercial production during the first round.

WHAT THIS ROUND UNLOCKS

This is not a vanity raise.

At the $50,000 minimum, Big D intends to protect and strengthen the operating base: cover offering and professional costs, meet near-term company obligations, begin the Indiana fulfillment transition, move inventory and provide essential working capital.

At the $124,000 maximum, Big D intends to complete those priorities and add a planned six-month US sales and activation program, creator and affiliate activity, e-commerce growth, customer acquisition, field marketing, racing activation and initial development work on the next three products.

The objective is straightforward:

- LOWER THE COST OF SELLING BIG D.
- INCREASE THE NUMBER OF PLACES IT CAN BE SOLD.
- CREATE MORE REASONS FOR PEOPLE TO TALK ABOUT IT.

THE CURRENT OPPORTUNITY

Big D is currently Testing the Waters for a contemplated Regulation Crowdfunding offering on Wefunder.

The contemplated terms are:

- Minimum goal: $50,000
- Maximum raise: $124,000
- Security: Post-Money SAFE
- Valuation cap: $7.5 million
- Minimum investment: $100

No money or other consideration is currently being solicited or accepted. No offer to purchase securities can be accepted until the applicable filing and disclosure requirements have been satisfied. An indication of interest creates no obligation or commitment of any kind.

The next step is filing Big D's Form C. Once it is filed, reservation holders will be asked to review the filed offering materials and confirm whether they wish to complete their investment.

THIS IS FIRST GEAR

The current $124,000 maximum is intended as the first stage of a broader capital strategy—not the final destination.

Subject to an independent CPA review, updated offering materials and all applicable Wefunder and regulatory requirements, Big D may later seek to increase the offering to as much as $1.235 million.

The company's longer-term capital objective is up to $2 million. Reaching that level would require independently audited financial statements, further updated materials and satisfaction of the applicable platform and regulatory requirements.

Those later stages are future objectives. They are not part of the current $124,000 maximum, and there is no guarantee they will occur.

If achieved, broader funding would support inventory and production, fulfillment capacity, customer acquisition, content, creator partnerships, racing and field activation, sales and distribution development and the planned product pipeline.

THE RISKS ARE REAL

Big D is an early-stage business.

It has limited revenue, operating losses, significant company obligations and an ongoing need for capital. Its comparative 2024 and 2025 financial statements are unaudited, were prepared in accordance with US GAAP and provide no assurance.

The company's plans depend on fundraising, fulfillment, supplier performance,

inventory availability, customer demand, channel performance, cost control and successful execution.

Future products, partnerships, events, distribution growth and later fundraising may not occur as planned.

A SAFE is a speculative and illiquid investment. Investors could lose some or all of the money they invest.

WHY WE'RE OPENING THE DOOR

- We have made the cans.
- We have driven the miles.
- We have taken Big D off the screen and into the real world.
- We have spent a sh*t ton of time and money learning what works—and what doesn't.

Now it's time to put those lessons to work.

This Community Round opens the door to people who understand more than the joke. People who can see the opportunity behind it—and who want to help an independent American brand take another serious swing at the energy-drink establishment.

No promises of an easy road.

No guarantees of the outcome.

Just a bold brand, a real product and a hell of a lot left to build.

QUENCH YOUR THIRST FOR FREEDOM